UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

MedCom USA, Incorporated (Name of Issuer)

COMMON STOCK, $0.001, par value per share (Title of Class of Securities)

584062-20-2 (CUSIP Number)
Philip W. Wyatt
c/o Medical Associates Network
801 N. Brand Boulevard
Glendale, California 91203
(818) 500-7711
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

On or about August 31, 2008 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1 (f) or Rule 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 584062-20-2

1.	Names of Reporting Persons. Philip W. Wyatt

2.	Check the Appropriate Box if a Member of a Group* (a.) ☐ (b.) ☐

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,968,000 shares

	8.	Shared Voting Power 3,242,670 shares

	9.	Sole Dispositive Power 3,968,000 shares

	10.	Shared Dispositive Power 3,242,670 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,210,670 shares

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 7.02%

14.	Type of Reporting Person IN

Item 1. Security and Issuer

         (a) Name and Principal Executive Offices of Issuer:
          MEDCOM USA, INCORPORATED (the "Company")
          P. O. Box 90358
          Henderson, Nevada 89009

         (b) Title of Class of Equity Securities:
          Common Stock, $0.001 par value per share

Item 2. Identity and Background.

(a)	Name: The name of the person filing this statement is Philip W. Wyatt, hereinafter sometimes referred to as the “Reporting Person.”

(b)	Residence or business address: c/o Medical Associates Network, 801 N. Brand Boulevard, Glendale, California 91203.

(c)	Present Principal Occupation or Employment: The Reporting Person’s principal occupation is the design, development and distribution of disposable medical devices.

(d)	Criminal Conviction: During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)
Court or Administrative Proceedings:  During the last five years, the Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Citizenship: State of Incorporation: The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration:

         The Reporting Person acquired the shares of common stock using his personal funds.  No amount of such funds were borrowed.  The aggregate amount of funds used to purchase the shares was $2,799,595.

Item 4. Purpose of Transaction:

           The shares of common stock were purchased for investment, but the Reporting Person may communicate with management and others to encourage the exploration of ways to increase shareholder value.  The Reporting Person intends to monitor the Issuer’s performance closely and may modify his plans in the future.

Item 5. Interest in Securities of the Issuer.

(a)
Number of Shares Beneficially Owned:

         As of July 6 2009, the Reporting Person is the beneficial owner of 7,210,670 shares of common stock.  Of such amount, (i) the Reporting Person is the direct beneficial owner of 1,999,000 shares; (ii) the Reporting Person and his spouse are the joint direct beneficial owners of 2,406,670 shares; (iii) 854,000 shares are owned by trusts established for the benefit of minor children of the Reporting Person, of which the Reporting Person is the trustee; (iv) 400,000 shares are owned by the Reporting Person’s investment retirement account; (v) 796,000 shares are directly owned by the spouse of the Reporting Person; (vi) 40,000 shares are owned by the investment retirement account of the Reporting Person’s spouse and (vii) 715,000 shares are owned by a defined benefit plan established for the Reporting Person’s company of which the Reporting Person is the trustee.  The Reporting Person has sole voting and dispositive power with respect to all of the foregoing shares, except (i) the 2,406,670 shares of which he is a joint beneficial owner with his spouse,  (ii) the 796,000 shares directly owned by the spouse of the Reporting Person, and (iii) the 40,000 shares owned by the investment retirement account of the spouse of the Reporting Person.  The Reporting Person has shared voting and dispositive power with respect to such shares.

         Percent of Class:

         7.02%, based upon 102,753,193 shares of the Issuer’s common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2009, filed with the Commission on February 20, 2009.

(b)	Not applicable.

(c)	The Reporting Person made the following purchases of Common Stock during the sixty day period preceding the date of this report:

Transaction Date	Shares or Units Purchased (Sold)	Average Price per Share or Unit	Where and how Transactions Effected
5/5/09 5/6/09 5/8/09 5/13/09 5/15/09 5/18/09 5/19/09 5/22/09 5/26/09	95,000 39,000 35,000 120,000 15,000 135,000 85,000 10,000 15,000	$.015 $.027 $.03 $.0325 $.021 $.021 $.028 $.02 $.018	Open market purchases Open market purchases Open market purchases Open market purchases Open market purchases Open market purchases Open market purchases Open market purchases Open market purchases

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In March 2009, the Reporting Person, together with certain other stockholders in the Company and with the Company, brought an action in Arizona state court requesting, among other things, a judicial determination that Michael De La Garza was not properly elected as a director or as an officer of MedCom.  The Arizona state court has granted preliminary equitable relief requiring, among other things, Mr. De La Garza to cease holding himself out to be an officer or director of the Company. The Reporting Person, the other stockholders party to the action, the Company and others have entered into a settlement agreement with Mr. De La Garza, which will, when approved by the Bankruptcy Court, resolve pending Arizona state court litigation against Mr. De La Garza, in which the Company sought, among other things, injunctive and declaratory relief that Mr. De La Garza was not authorized to act on behalf of the Company as an officer or director.

Under the terms of the settlement, among other things, for the avoidance of any doubt, Mr. De La Garza will resign from the Board of Directors of the Company and as President and Chief Executive Officer of the Company and of another company, Card Activation Technologies, Inc..  Mr. De La Garza will be retained by the Company as its Chief Operating Officer (although with limited ability to bind the Company) and will report to the Company’s Board of Directors.

The settlement agreement is fully executed, but will not become final and effective until entry of a final, non-appealable Order from the Bankruptcy Court in the involuntary bankruptcy proceeding currently pending in Arizona against the Company either (1) approving the settlement agreement, or (2) dismissing the bankruptcy proceeding.

Item 7. Material to be Filed as Exhibits. NONE

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6 2009
By:	/s/ Philip W. Wyatt Philip W. Wyatt